UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          Timberline Software Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                    887134104
                      ------------------------------------
                                 (CUSIP Number)


                                Mark R. Diamond
    Cannell Capital, LLC, 150 California Street, 5th Floor, San Francisco, CA
                              94111 (415) 835-8300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 7, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.



CUSIP No.  887134104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Cannell Capital, LLC
      94-3366999
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     California...................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          1,409,960........................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      1,409,960.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person   1,409,960
                                                                   ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    12.0%
                                                                      ---------
--------------------------------------------------------------------------------

   14............................Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

   IA.......................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------




CUSIP No. 887134104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     USA..........................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          1,409,960........................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      1,409,960.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person    1,409,960
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    12.0%
                                                                      ---------
--------------------------------------------------------------------------------

   14............................Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

   IN/HC....................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------




CUSIP No. 887134104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Cuttyhunk Fund Limited

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Bermuda......................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          412,921.........................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      412,921.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person     412,921
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     3.5%
                                                                      ---------
--------------------------------------------------------------------------------

   14............................Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

   CO.......................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------




CUSIP No. 887134104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Anegada Fund Limited

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Cayman Islands...............
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          193,369..........................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0  ............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      193,369......................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person    193,369
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     1.6%
                                                                      ---------
--------------------------------------------------------------------------------

   14............................Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

   CO.......................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------




CUSIP No. 887134104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      GS Cannell, LLC
      98-0232642
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          190,070..........................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      190,070..........................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person    190,070
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     1.6%
                                                                      ---------
--------------------------------------------------------------------------------

   14............................Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

   OO.......................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------





CUSIP No. 887134104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tonga Partners, L.P.
      94-3164039
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          552,678.........................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      552,678.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person     552,678
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     4.7%
                                                                      ---------
--------------------------------------------------------------------------------

   14............................Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

   PN.......................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------



CUSIP No. 887134104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Pleiades Investment Partners, LP
      23-2688812
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          60,922..........................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      60,922......................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person     60,922
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     0.5%
                                                                      ---------
--------------------------------------------------------------------------------

   14............................Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

   PN.......................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------
   .........................................................................
-----------------------------------------------------------------------------



Item 1  Security and Issuer
        This statement relates to Common Stock ("Common Stock"), issued by Timberline Software Corporation, an Oregon Corporation. The address of the principal executive offices of Timberline Software Corporation is 15195 NW Greenbrier Parkway, Beaverton OR 97006

Item 2  Identity and Background

        Name: Cannell Capital, LLC ("Adviser")
        Place of Organization: California
        Principal Business: Investment Adviser
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Cuttyhunk Fund Limited ("Cuttyhunk")
        Place of Organization: Bermuda
        Principal Business: Investment
        Address: 73 Front Street, Hamilton, Bermuda HM 12
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Anegada Fund Limited ("Anegada")
        Place of Organization: Cayman Islands
        Principal Business: Investment
        Address: c/o Bank of Butterfield International (Cayman) Ltd., 68 Fort Street, PO Box 705, George Town, Grand Cayman, Cayman Islands Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Tonga Partners, L.P. ("Tonga")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: GS Cannell, LLC ("GSC")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 701 Mount Lucas Road, CN 850, Princeton, NJ 08542 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Pleiades Investment Partners, LP ("Pleiades")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 6022 West Chester Pike, Newtown Square, PA 19073
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: J. Carlo Cannell
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None
        Citizenship: United States

        J Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as investment adviser to Cuttyhunk, Anegada, GSC, and Pleiades. Adviser is general partner and investment adviser to Tonga.

Item 3  Source and amount of Funds or other Consideration

        The aggregate amount of funds used by Cuttyhunk to purchase 412,921 shares of Common Stock owned by it was approximately $3,016,901. Such amount was derived from working capital.

        The aggregate amount of funds used by Anegada to purchase 193,369 shares of Common Stock owned by it was approximately $1,233,143. Such amount was derived from working capital.

        The aggregate amount of funds used by GSC to purchase 190,070 shares of Common Stock owned by it was approximately $1,561,782. Such amount was derived from working capital.

        The aggregate amount of funds used by Tonga to purchase 552,678 shares of Common Stock owned by it was approximately $3,728,925. Such amount was derived from working capital.

        The aggregate amount of funds used by Pleiades to purchase 60,922 shares of Common Stock owned by it was approximately $448,438. Such amount was derived from working capital.

Item 4  Purpose of Transaction

        The Common Stock was bought in the ordinary course of the Adviser's management of the accounts of its investment advisory clients. As of April 7, 2003, the Reporting Persons commenced the formulation of plans to seek maximization of the value of the Common Stock. Such plans may include, but may not necessarily be limited to, (i) seeking the appointment of persons selected by them to the Company's Board of Directors; (ii) recommending the engagement by the Company of an investment banking firm to explore methods to maximize shareholder value; or (iii) taking other actions to attempt to maximize shareholder value.

        Subject to availability at prices deemed favorable and in accordance with applicable laws and regulations, the Reporting Persons may acquire shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

        Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of item 4 of
        Schedule 13D.

Item 5  Interest in Securities of the Issuer

        (a) As of April 7, 2003, the Reporting Persons directly or indirectly beneficially owned 1,409,960 shares, or 11.95%, of Common Stock of Timberline Software Corporation (the approximate of the shares of Common Stock owned is based on 11,797,046 shares of common stock outstanding by Timberline Systems Corporation, on March 19, 2003).
           (1) Cuttyhunk owns 412,921 shares (3.5%) (2) Anegada owns 193,369 shares (1.6%) (3) GS Cannell owns 190,070 shares (1.6) (4) Tonga owns 552,678 shares (4.7%) (5) Pleiades owns 60,922 shares (0.5%)

        (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

        (c) No Transactions during the last 60 days.

        (d) Not Applicable

        (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        J. Carlo Cannell controls and manages the Adviser who makes voting and dispositive decisions for Cuttyhunk, Anegada, GS Cannell, Tonga, and Pleiades.

Item 7  Material to Be Filed as Exhibits

             N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 14, 2003
                          J. Carlo Cannell

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell

                              Cannell Capital, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member

                            The Anegada Fund, Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                           The Cuttyhunk Fund Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                          GS Cannell, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                              Tonga Partners, L.P.

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, General Partner

                          Pleiades Investment Partners, LP

                              /s/ J. Carlo Cannell
                          -------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser